Prospectus Supplement No. 16 (to Prospectus dated August 13, 2024)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-280366

BRAND ENGAGEMENT NETWORK INC.

6,393,333 Shares of Common Stock (Inclusive of 4,200,000 Shares of Common Stock Underlying Warrants)

This prospectus supplement updates and supplements the prospectus of Brand Engagement Network Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), dated August 13, 2024, which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-280366) (the “Prospectus”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in certain of our filings filed with the Securities and Exchange Commission (the “SEC”), including our Current Report on Form 8-K filed on January 30, 2026 (together, the “Additional Information”). Accordingly, we have attached the Additional Information to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock, par value $0.0001 per share (the “Common Stock”) and the public warrants representing the right to acquire one share of Common Stock for $115.00 (the “Public Warrants”), are listed on Nasdaq under the symbols “BNAI,” and “BNAIW,” respectively. On January 29, 2026, the last reported sales price of the Common Stock was $52.63 per share, and the last reported sales price of our Public Warrants was $0.3605 per Public Warrant. We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our securities involves risk. See “Risk Factors” beginning on page 9 of the Prospectus and read about factors you should consider before investing in shares of our Common Stock and Public Warrants.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 30, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 29, 2026

Brand Engagement Network, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40130	98-1574798
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Delaware Ave, Suite 210

Wilmington, DE 19801

(Address of principal executive offices)

(307) 757-3650

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	BNAI	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $115.00	BNAIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On January 29, 2026, Brand Engagement Network, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “SPA”) with Ben Capital Fund I, LLC for a private placement of 24,000 shares of the Company’s common stock at a purchase price of $63.25 per share, for total gross proceeds of $1,518,000.

The investment will be funded in three equal installments of $506,000, with closings expected to occur on January 30, 2026, February 25, 2026, and March 25, 2026. The SPA includes no warrant coverage.

The securities were offered and sold pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

Item 3.02 Unregistered Sales of Equity Securities

On January 29, 2026, the Company issued an aggregate of 33,653 shares of Common Stock upon the cash exercise of outstanding warrants, generating total gross proceeds of $818,302 as follows:

●	19,750 shares exercised at $25.00 per share, resulting in gross proceeds of $493,750;
●	8,202 shares exercised at $37.00 per share, resulting in gross proceeds of $303,474; and
●	5,701 shares exercised at $3.70 per share, resulting in gross proceeds of $21,078.70.

The shares were issued in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

Item 8.01 Other Events

January 29, 2026, the Company repaid in full an aggregate of $640,332.46 of outstanding indebtedness. This included the payment of $630,332.46 owed to Hana Bank, South Korea, thereby satisfying the obligations under the Asset Purchase Agreement dated May 3, 2023, through January 30, 2026.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

99.1	Press Release dated January 30, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Brand Engagement Network, Inc.

Date: January 30, 2026

By:	/s/ Tyler Luck
Name:	Tyler Luck
Title:	Chief Executive Officer

EXHIBIT 99.1

Press Release

FOR IMMEDIATE RELEASE

Brand Engagement Network Secures $1.518M Premium Private Placement at $63.25 a Share, Strengthens Balance Sheet with $818K in Warrant Proceeds, Full Debt Repayment

WILMINGTON, Del., Jan. 30, 2026 /PRNewswire/ — Brand Engagement Network, Inc. (“BEN”) (Nasdaq: BNAI), a provider of secure, enterprise-grade artificial intelligence solutions, today announced the receipt of $818,302.70 in cash proceeds from warrant exercises, the repayment of legacy debt, and the execution of a $1.518 million private placement, further strengthening the Company’s balance sheet and financial flexibility.

The warrant exercises were completed for cash and consisted of:

●	19,750 shares exercised at $25.00 per share, generating $493,750 in gross proceeds;
●	8,202 shares exercised at $37.00 per share, generating $303,474 in gross proceeds; and
●	5,701 shares exercised at $3.70 per share, generating $21,078.70 in gross proceeds.

In addition, during January 2026, BEN repaid $640,332.46 in outstanding loans, including $630,332.46 related to loans with Hana Bank, South Korea, thereby satisfying the Company’s liabilities under the Asset Purchase Agreement dated May 3, 2023, through January 30, 2026.

Separately, BEN entered into a securities purchase agreement for a $1.518 million private placement with Ben Capital Fund I, LLC, priced at $63.25 per share, representing an issuance of 24,000 shares of common stock. The investment will be funded in three equal installments of $506,000, with closings scheduled for January 30, February 25, and March 25, 2026. The transaction includes no warrant coverage and was priced at a premium to the Company’s January 29, 2026 closing price.

“This week reflects continued execution against our financial strategy,” said Tyler Luck, Chief Executive Officer of Brand Engagement Network. “The combination of warrant exercises, debt repayment, and a premium-priced private placement strengthens our balance sheet and positions BEN to move forward with focus and flexibility as we execute on our business objectives.”

The securities described herein were offered and sold in private transactions pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended.

About Brand Engagement Network, Inc. (Nasdaq: BNAI)

Brand Engagement Network, Inc. (“BEN”) is a provider of secure, enterprise-grade artificial intelligence solutions that enable natural conversations, workflow automation, and real-world execution across text, voice, and avatar-based experiences. Designed for regulated and high-impact industries, BEN delivers highly personalized, multimodal AI within secure, closed-loop environments to help organizations modernize operations, improve decision-making, and enhance customer engagement. BEN’s platform is powered by proprietary technology, including its Engagement Language Model (ELM™), with governance, compliance, and reliability embedded by design. For more information, please visit www.brandengagementnetwork.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially. Additional information regarding these risks is contained in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as required by law.